N E W S R E L E A S E

January 7, 2009

2009 Outlook for Nevsun

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to provide its outlook for the Company for 2009. The Company holds the World Class Bisha Project in Eritrea, maintains a strong cash position, benefits from the continued support of the local Eritrea Government and, despite the “credit crunch”, has assembled a reputable lending group to provide all necessary additional finance for the Bisha development. The Project is on schedule and on budget.

Nevsun’s consolidated cash position at December 31, 2008 was approximately US$40 million.

Bisha Mining Share Company (BMSC), the project company, had, as of December 31, spent approximately $40 million of the $250 million project cost and has placed orders for a significant portion of the remaining supply requirements. Funding to date has been provided by Nevsun and ENAMCO; the Eritrean National Mining Corporation. ENAMCO is a 40% owner, contributing 1/3 of the equity.

2009 Outlook – another year of success expected

1.

Completion of debt finance. The lending group for the project debt was further consolidated in December and the group is actively dealing with the normal legal and due diligence arrangements. The planned debt package is a mix of senior and subordinated debt coming from a number of development agencies and commercial banks from Europe and South Africa. The completion of debt facilities is targeted for the end of Q1 and is expected to total over $200 million. The robust nature of the Bisha Project allows for a relatively high debt equity ratio as payback, with anticipated cash sweeps, is very short. The Project timetable remains unchanged with production expected in mid 2010. Endeavour Financial is the project finance advisor.

2.

Build of plant and all facilities. The camp facilities and excavation for the plant are on schedule. Pictures of the progress can be found on the Company web site – www.nevsun.com/bishaprojectdevelopment.html. The fabrication of the mills, by Polysius in Europe, continues in accordance with the plan and both mills are scheduled for delivery to site in Q4 2009. Accordingly, other preparatory work, equipment orders and delivery are planned for earlier in 2009. The project detailed design work is virtually complete as at the end of December 2008 and a very substantial portion of orders have already been placed with terms secured. The early order strategy was followed so as to ensure capex costs were controlled. As a result of exchange rates favorable to the project, as well as the early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of $250 million.

3.

Review for additional ore in Phase 1. The feasibility study used a cut-off grade of 2.0 grams gold per tonne for the initial high-grade oxide phase of production. All material below 2 g/t has previously been treated as waste in financial models. Naturally, since the Company will be mining all of the material in any case, it is prudent to re-evaluate the material to see how much may be economically processed. A preliminary review suggests a possible significant reduction of waste and hence re-classification of waste material to ore. The additional lower grade ore would be processed either through the CIL plant or stock piled for heap-leach treatment.

2008 year in review - Milestones Achieved

January 2008

Mining license granted

February 2008

$25 million received from ENAMCO as a down payment on purchase price

February 2008

Orders placed for critical equipment (long lead items, ball and SAG mills)

May 2008

$20 million received on sale of other Nevsun assets

August 2008

SENET mobilized to site; site clearing and heavy earth moving started

Sept 2008

Construction camp for 400 people advanced

October 2008

$89 million debt finance commitment received from the lead lender, Industrial Development Corporation of South Africa

Project Economics (low metals price assumptions)

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust and the strengthening of the US dollar will also improve the economics further regarding both capital and operating costs. Due to the volatility in metals prices over recent weeks, management presents below a low metals prices projection(1).

IRR - 42%
Payback – 1.6 years
Life of mine net after tax cash flow - $440 million.

(1) Assumptions

Low metals price scenario - Au $600, Cu $1.50, Zn $0.50, Ag $8

Preproduction capex – $250 million (June 2008, including contingency)

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning funds to be received for the Company’s Bisha property in Eritrea,  future financing and anticipated financial health,  capital and operating costs, order delivery times and financial scenarios for future mine production.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-01.doc	For further information, Contact: John Clarke, Vice Chairman (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com